  

03001626

SECURIT.... ...D EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 6 2003

SEC FILE NUMBER
8-21323

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2002__ AND ENDING __12/31/2002__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

A I M Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Greenway Plaza, Suite 100

(No. and Street)

Houston	**Texas**	**77046**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David E. Hessel   **713- 214-1452**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*
Ernst & Young LLP

(Name – of individual, state last, first, middle name)

1401 McKinney, Suite 1200	**Houston**	**TX**	**77010**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

FOR OFFICIAL USE ONLY	MAR 1 1 2003
	THOMSON FINANCIAL

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)   Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 0 7 2003

Oath or Affirmation

I, David E. Hessel, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of A I M Distributors, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

DELORES A. HUTCHING
Notary Public, State of Texas
My Commission Expires
October 14, 2006

David E. Hessel
Assistant Vice President and
Assistant Treasurer

Notary Public

This report *** contains (check all applicable boxes):

x	(a)	Facing Page
x	(b)	An Oath or Affirmation
x	(c)	Statement of Financial Condition
x	(d)	Statement of Operations
x	(e)	Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital
x	(f)	Statement of Cash Flows
N/A	(g)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
x	(h)	Computation of Net Capital Pursuant to Rule 15c3-1
N/A	(i)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
N/A	(j)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
N/A	(k)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Exemptive Provision of Rule 15c3-3
N/A	(l)	Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
N/A	(m)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
N/A	(n)	A copy of the SIPC Supplemental Report
N/A	(o)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
x	(p)	Independent Auditors' Supplementary Report on Internal Control

*** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(g).

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

A I M Distributors, Inc.
Year ended December 31, 2002
With Report and Supplementary Report of Independent Auditors

A I M Distributors, Inc.

Financial Statements and Supplemental Information

Year ended December 31, 2002

Contents



■ Ernst & Young LLP
5 Houston Center
Suite 1200
1401 McKinney Street
Houston, Texas 77010-2007

■ Phone: (713) 750-1500
Fax: (713) 750-1501
www.ey.com

Report of Independent Auditors

To the Board of Directors of
A I M Distributors, Inc.

We have audited the accompanying statement of financial condition of A I M Distributors, Inc. (the Company), as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A I M Distributors, Inc., at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Houston, Texas
January 21, 2003

A Member Practice of Ernst & Young Global

1

A I M Distributors, Inc.

Statement of Financial Condition

December 31, 2002

Assets

Cash equivalents, affiliated registered investment companies	$11,272,744
Accounts receivable:	
Due from dealers for sales of capital stock of affiliated registered investment companies	67,362
Due from affiliated registered investment companies	2,062,793
Commissions receivable	88,801
	2,218,956
Segregated trust accounts	1,552,386
Other assets	230,812
Total assets	$15,274,898

Liabilities and stockholder's equity

Liabilities:	
Accounts payable and accrued expenses	$ 314,200
Due to affiliated registered investment companies for sales of capital stock	66,912
Due to dealers for redemptions from affiliated registered investment companies	312,211
Due to affiliated companies	2,431,829
State income taxes payable	1,077,348
Total liabilities	4,202,500
Stockholder's equity:	
Common stock, $1 par value, 1,000 shares authorized, 10 shares issued and outstanding	10
Additional paid-in capital	1,378,990
Retained earnings	9,693,398
Total stockholder's equity	11,072,398
Total liabilities and stockholder's equity	$15,274,898

See accompanying notes.

A I M Distributors, Inc.

Statement of Operations

Year ended December 31, 2002

Income:	
Underwriting income	$ 9,437,308
Marketing servicing fees allocated from affiliates	148,180,111
Distribution fees	22,544,790
Sponsor fees on periodic payment investment plans, net of commissions paid	473,980
Interest and other income	277,151
Total operating income	180,913,340
Expenses:	
Dealers' concessions	9,293,661
Allocations from affiliates	68,716,229
Compensation allocation from affiliates	90,542,221
Total operating expenses	168,552,111
Income before income taxes	12,361,229
Income tax expense (benefit):	
Current	5,804,020
Deferred	(638,385)
	5,165,635
Net income	$ 7,195,594

See accompanying notes.

A I M Distributors, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2002

	Common Stock	Additional Paid-In capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2001	$ 10	$1,378,990	$11,635,804	$13,014,804
Net income	–	–	7,195,594	7,195,594
Dividends paid	–	–	(9,138,000)	(9,138,000)
Balance, December 31, 2002	$ 10	$1,378,990	$ 9,693,398	$11,072,398

See accompanying notes.

A I M Distributors, Inc.

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities	
Net income	$ 7,195,594
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred tax benefit	(638,385)
Change in operating assets and liabilities:	
Decrease in accounts receivable	638,461
Decrease in other assets	51,352
Increase in segregated trust account	(23,799)
Decrease in amounts due to affiliated registered investment companies for sales of capital stock	(119,010)
Increase in due to dealers for redemptions from affiliated registered investment companies	125,509
Decrease in due to affiliated companies	(896,903)
Increase in state income taxes payable	938,574
Increase in accounts payable and accrued expenses	293,895
Total adjustments	369,694
Net cash provided by operating activities	7,565,288
Cash flows from financing activities	
Dividends paid	(9,138,000)
Net cash used in financing activities	(9,138,000)
Net decrease in cash equivalents	(1,572,712)
Cash equivalents, beginning of year	12,845,456
Cash equivalents, end of year	$ 11,272,744

See accompanying notes.

A I M Distributors, Inc.

Notes to Financial Statements and Supplemental Information

December 31, 2002

1. Summary of Significant Accounting Policies

Basis of Presentation

A I M Distributors, Inc. (the Company), is a wholly owned subsidiary of A I M Advisors, Inc. (Advisors). Advisors is owned by A I M Management Group, Inc. (Management), which in turn is owned by AVZ, Inc. (AVZ), the ultimate U.S. parent of the Company. AVZ is owned by AMVESCAP PLC, a publicly traded holding company that, through its subsidiaries, is engaged in institutional investment management and retail mutual fund businesses in North America, Europe, and the Pacific Region.

The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934.

The Company acts as the principal underwriter and distributor for affiliated registered investment companies.

Cash Equivalents

The Company considers highly liquid assets such as the amounts in affiliated money market funds to be cash equivalents.

Segregated Trust Accounts

The segregated trust accounts represent a short-term U.S. Government agency discount note on deposit in a segregated trust account and includes an amount held in a segregated savings account as required by the Investment Company Act of 1940. The required amounts are determined in accordance with the requirements of the Investment Company Act of 1940 to provide cash reserves for refunds that may be required if investors in a unit investment trust exercise their right to surrender or withdraw. This note is recorded at fair market value at December 31, 2002, which approximates amortized cost.

Underwriting Income

Underwriting income represents sales charges on sales of capital stock of affiliated registered investment companies and is recorded on a trade-date basis.

A I M Distributors, Inc.

Notes to Financial Statements and Supplemental Information (continued)

1. Summary of Significant Accounting Policies (continued)

Distribution Fees

The Company receives fees from affiliated registered investment companies pursuant to 12b-1 plans (Investment Company Act of 1940) adopted by the affiliated registered investment companies. Such fees are paid to the Company as compensation for expenses incurred by the Company for the distribution of shares of the affiliated registered investment companies. The fees are based on a specified annual percentage of a fund's average daily net assets and are accrued on a monthly basis.

Dealers' Concessions

Dealers' concessions represent amounts paid to other dealers upon sales of Class A shares of affiliated registered investment companies and are recorded on a trade-date basis, net of Class A share contingent deferred sales charges ("CDSC") of $8,512,576.

Transactions With Affiliated Companies

The Company is allocated expenses by an affiliated company based upon estimates of time devoted to the operations of the Company by personnel of the affiliated company and usage of shared facilities. The Company is also allocated revenue primarily by Advisors for services performed in marketing efforts for affiliated registered investment companies managed by those companies. The revenue allocation is intended to reimburse the Company for current expenses.

The Company has entered into an agreement with Management, whereby Management provides funding to the Company for payment of Class B and Class C share commissions. Management obtains the rights to certain future revenues to be generated by the Class B and Class C shares under the respective fund's 12b-1 plan provisions and contingent deferred sales charge provisions for a purchase price equal to a percentage of the price at which each Class B and Class C share is sold. Such transactions occur daily and have been accounted for as sale transactions. No gain or loss from this arrangement is reflected in the Company's financial statements since the amount paid by Management equals the commissions paid by the Company relating to the sale of Class B and Class C shares. Accordingly, amounts received from the respective funds under the 12b-1 plan provisions and CDSC provisions are not recorded as revenue by the Company as Management owns the rights to such fees.

1. Summary of Significant Accounting Policies (continued)

Federal Income Taxes

For federal income tax purposes, the Company's income is included in the consolidated income tax return filed by AVZ. Deferred and current taxes are provided at the statutory rate in effect during the year (35 percent) by the members of the consolidated group based on the amount that the respective member would pay or have refunded if it were to file a separate return. The effective tax rate was 41.8 percent due primarily to the effect of state taxes. At December 31, 2002, there were no deferred tax assets or liabilities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net Capital Requirements

In accordance with regulations of the Securities and Exchange Commission, the Company must maintain minimum net capital, as defined, and a ratio of aggregate indebtedness to net capital that does not exceed 15 to 1, as defined. At December 31, 2002, the Company had net capital of $7,252,071 which exceeded required net capital of $276,374 by $6,975,697. The ratio of aggregate indebtedness to net capital was 0.57 to 1 at December 31, 2002.

3. Concentration of Credit Risk

The Company is engaged in brokerage activities in which counterparties primarily include broker-dealers. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

A I M Distributors, Inc.

Computation of Net Capital, Aggregate Indebtedness and Ratio
of Aggregate Indebtedness to Net Capital Under Rule 15c3-1

December 31, 2002

Net capital:

Stockholder's equity, as reported on statement of financial condition	$11,072,398
Less: nonallowable assets:	
Due from dealers for sales of capital stock of affiliated registered investment companies	1,192
Due from affiliated registered investment companies	1,750,582
Segregated trust account	1,552,386
Other assets	230,812
	3,534,972
Less: adjustments	
Haircuts on cash equivalents	225,455
Excess insurance deductible	59,900
Net capital	$ 7,252,071

Aggregate indebtedness:

Total liabilities	$ 4,202,500
Less: items excluded from aggregate indebtedness:	
Partial exclusion of amounts due to affiliated registered investment companies	56,875
Aggregate indebtedness	$ 4,145,625
Net capital requirement	$ 276,374
Net capital in excess of required amount	$ 6,975,697
Ratio of aggregate indebtedness to net capital	.57 to 1

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2002, Part IIA FOCUS filing.

A I M Distributors, Inc.

Exemptive Provision of Rule 15c3-3

December 31, 2002

The Company is exempt from the reserve requirements and related computations for the determination thereof under paragraph (k)(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934.



≡J ERNST & YOUNG

■ Ernst & Young LLP
5 Houston Center
Suite 1200
1401 McKinney Street
Houston, Texas 77010-2007

■ Phone: (713) 750-1500
Fax: (713) 750-1501
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

To the Board of Directors of
A I M Distributors, Inc.

In planning and performing our audit of the financial statements of A I M Distributors, Inc. (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Houston, Texas
January 21, 2003